UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A-2

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: June 30, 2007

TRUSTCASH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

000-49838	94-3381088
(Commission File Number)	(IRS Employer Identification Number)

Gregory Moss, Chief Executive Officer
400 Park Avenue, Suite 1420, New York, New York 10022
(Address of principal executive offices)

(800) 975-5196
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01   CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT
_____

(a) On June 30, 2007, upon the authorization and approval of its board of directors, Trustcash Holdings, Inc. ("Registrant') dismissed James Stafford, Chartered Accountants ("James Stafford") as its independent registered public accounting firm.

The reports of James Stafford on the consolidated financial statements of the Registrant as of and for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports were modified to include an explanatory paragraph raising substantial doubt regarding the Registrant's ability to continue as a going concern.

During the years ended December 31, 2006 and 2005, and through June 30, 2007, there were no disagreements with James Stafford on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Had there been any disagreements, not resolved to the satisfaction of James Stafford, such disagreements would have caused James Stafford to make reference to the subject matter of the disagreement in its reports on the Registrant's consolidated financial statements for such periods.

The Registrant has requested that James Stafford furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated August 29, 2007 is filed herewith as Exhibit 16 (i).

(b) On June 30, 2007, upon the authorization and approval of the board of directors, the Registrant engaged Sobel & Co., LLC ("Sobel") as its independent registered public accounting firm.

No consultations occurred between the Registrant and Sobel during the years ended December 31, 2006 and 2005 and through June 30, 2007 regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on the Registrant's financial statements, or other information provided that was an important factor considered by the Registrant in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of disagreement or a reportable event requiring disclosure under Item 304(a)(1)(iv) of Regulation S-B.

The Registrant has requested that Sobel furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated August 30, 2007 is filed herewith as Exhibit 16 (ii).

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   The following exhibits are filed herewith:

Exhibit No.	Page No.	Description
16(i)	Attached	Letter from James Stafford to the Securities and Exchange Commission dated August 29, 2007.
16(ii)	Attached	Letter from Sobel to the Securities and Exchange Commission dated August 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Trustcash Holdings, Inc.   **Date**

By: /s/ Gregory Moss   August 30, 2007
Name: Gregory Moss
Title: Chief Executive Officer

EXHIBIT 16 (i)

Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

29 August 2007

Subject: Form 8-K

Dear Sirs:

We have read the statements made by Trustcash Holdings, Inc. (formerly Ouvo, Inc.) which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K /A2 as part of the Company's Form 8-K /A2 dated 30 August 2007. We agree with the statements concerning our firm in such Form 8-K /A2.

Yours truly,
JAMES STAFFORD

"Bradley Stafford"
Per:
J. Bradley Stafford
Chartered Accountant

EXHIBIT 16 (ii)

August 30, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Trustcash Holdings, Inc., which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company's Form 8-K/A-2 report dated August 30, 2007. We agree with the statements concerning our Firm in such Form 8-K/A-2.

Very truly yours,

/s/ Sobel & Co., LLC

Sobel & Co., LLC